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Exhibit (a)(1)(J)

        Offer to Purchase for Cash
Up to 18,000,000 Shares of Common Stock
of
Five Star Quality Care, Inc.
at
$3.00 Net Per Share
Pursuant to the Offer to Purchase dated October 6, 2016 and
the Amendment and Supplement to the Offer to Purchase dated October 27, 2016 by
ABP Acquisition LLC
a wholly owned subsidiary of
ABP Trust

        THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 10, 2016, UNLESS THE OFFER IS EXTENDED.

October 27, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by ABP Acquisition LLC, a Maryland limited liability company ("Purchaser"), to act as the information agent ("Information Agent") in connection with Purchaser's offer to purchase up to 18,000,000 shares of common stock, par value $.01 per share ("Shares"), of Five Star Quality Care, Inc., a Maryland corporation ("FVE"), for $3.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2016, as amended and supplemented by the Amendment and Supplement to the Offer to Purchase dated October 27, 2016 (the "Amendment and Supplement to the Offer to Purchase") (as each may be further amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal that accompanied the Offer to Purchase or the related revised Letter of Transmittal enclosed herewith (as it may be further amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). As further explained in the Amendment and Supplement to the Offer to Purchase, the maximum number of Shares to be purchased in the Offer has been increased to 18,000,000 from 10,000,000.

        As of October 4, 2016, there were 49,519,051 outstanding Shares. Purchaser is a wholly owned subsidiary of ABP Trust, a Maryland statutory trust ("ABP Trust"), owned by Barry M. Portnoy (a managing director of FVE) and Adam D. Portnoy. ABP Trust is the controlling stockholder of The RMR Group Inc., a Maryland corporation ("RMR Inc."), whose shares of class A common stock are listed on The NASDAQ Stock Market LLC. RMR Inc. is the managing member of The RMR Group LLC, a Maryland limited liability company ("RMR LLC"), which provides management services to FVE. ABP Trust owns, directly and indirectly, an approximate 51.8% economic interest in RMR LLC.

        If more than 18,000,000 Shares are properly tendered and not withdrawn, Purchaser will purchase Shares properly tendered and not withdrawn on a pro rata basis with adjustments to avoid the purchase of fractional Shares.

        Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

        Enclosed for your information and forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

  1.
  The Amendment and Supplement to the Offer to Purchase.

  2.
  The related revised Letter of Transmittal for your use in accepting the Offer and tendering Shares registered in your name or in the name of your nominee on the books of FVE maintained by FVE's registrar and transfer agent and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

  3.
  A revised form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

  4.
  A return envelope addressed to Wells Fargo Bank, N.A., the depositary and paying agent for the Offer (the "Depositary") to be used to return the letter of transmittal for registered Shares.

        YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 10, 2016, UNLESS THE OFFER IS EXTENDED.

        FVE's board of directors has expressed no opinion to FVE stockholders on, and remained neutral toward, the Offer in the Schedule 14D-9 filed with the SEC on October 6, 2016 (the "Schedule 14D-9"). Stockholders of FVE should read the Schedule 14D-9 carefully. FVE's board of directors is required by law to amend its Schedule 14D-9 promptly if there is any material change in the information. Stockholders of FVE should read any amendment to the Schedule 14D-9 carefully if any such amendment becomes available. None of Purchaser, ABP Trust, Barry M. Portnoy, Adam D. Portnoy, Wells Fargo Bank, N.A., in its capacity as the Depositary, or Morrow Sodali Global LLC in its capacity as Information Agent, make any recommendation as to whether to tender or refrain from tendering Shares and have not authorized any person to make any such recommendation.

        The Offer is not conditioned upon obtaining financing or any minimum number of Shares being tendered. However, the Offer is subject to other conditions. A summary of the principal terms of the Offer, including such conditions, are described in Sections 1 and 13 of the Offer to Purchase. Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of, or conditions to, the Offer.

        Purchaser will not pay any fees or commissions to any broker, dealer or any other person (other than to the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their clients.

        Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        In order to tender Shares in the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed copy thereof), or an agent's message (as described in the Offer to Purchase) in connection with a book-entry transfer of Shares held in a book-entry transfer facility, and any other required documents, must be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares must be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal, the Offer to Purchase.

        Tendering stockholders may use either (i) the original Letter of Transmittal, previously circulated with the Offer to Purchase, or (ii) the revised Letter of Transmittal enclosed herewith.

        Any questions regarding the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,
Morrow Sodali Global LLC

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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  Exhibit (a)(1)(J)